Exhibit 2

Company Contact	IR Agency Contact
Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson/Collin Dennis KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Announces Agreement to Acquire Active Communications Europe

Acquisition extends AudioCodes’ product portfolio and capabilities for Microsoft Skype for Business Online

Lod, Israel - 5 January, 2016

Highlights

•	Active Communications Europe B.V. is a software house focused on Microsoft Skype for Business Unified Communications (UC) solutions and is based in the Netherlands

•	Acquisition brings AudioCodes deep expertise of Microsoft software architecture for both Cloud PBX and on-premises Skype for Business Server, along with a field-proven hybrid cloud solution

•	AudioCodes sells advanced solutions for the Unified Communications and Unified Communications as a Service (UCaaS) market

•	AudioCodes CloudBond 365 solution to benefit from the acquisition and enjoy faster development and advanced capabilities

•	The acquisition follows close to two years of successful collaboration between the two companies

Details

AudioCodes (NASDAQ: AUDC), a leading provider of converged voice solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced that it has entered into a definitive agreement to acquire Active Communications Europe, a leading provider of communications solutions, which increase the effectiveness of departments, individuals and organizations. Active Communications Europe is a Microsoft Silver Partner specializing in Unified Communications.

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"This agreement with Active Communications Europe places AudioCodes in a stronger position to serve the growing adoption of Microsoft Skype for Business Online, Office 365 and Cloud PBX," said Shabtai Adlersberg, President and CEO of AudioCodes. "The technology and expertise of Active Communications Europe effectively complement the AudioCodes One Voice portfolio.”

“We are pleased to welcome Active Communications Europe’s employees to the AudioCodes team. Together we are well positioned to help our enterprise and mid-market customers implement their gradual migration towards the Microsoft Cloud PBX,” commented Nimrode Borovsky, AudioCodes’ Vice President of Marketing. “With this acquisition we will strengthen our Unified Communications as a Service solution portfolio.”

The consideration for this transaction will consist of payment of $3 million in cash to the stockholders of Active Communications Europe, plus an earn-out arrangement under which AudioCodes has agreed to pay up to an additional $2 million based on attaining certain sales targets over the next three years. In exceptional circumstances, the earn-out may increase. Following the transaction, Active Communications Europe will become a wholly owned subsidiary of AudioCodes. The transaction closed on December 31, 2015.

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

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Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2016 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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